April 9, 2020

Scott C. Morrison
Chief Financial Officer
Ball Corporation
10 Longs Peak Drive
P.O. Box 5000
Broomfield, Colorado 80021-2510

       Re: Ball Corporation
           Form 10-K for the Year Ended December 31, 2019
           Filed February 19, 2020
           File No. 001-07349

Dear Mr. Morrison:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing